Exhibit 99.1

BCM RESOURCES CORPORATION

Notice of Annual and Special Meeting

February 23, 2009

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of BCM Resources Corporation (the “Company”), will be held at 550 – 1040 West Georgia St., Vancouver, British Columbia, V6E 4H1 on the 23rd day of February, 2009, at 10:00 in the forenoon Vancouver time, for the following purposes:

1.

to receive the directors’ Annual Report and the financial statements of the Company as at August 31, 2008, and the auditor’s report thereon;

2.

to set the number of directors at four;

3.

to elect directors for the ensuing year;

4.

to consider and, if thought fit, to approve by ordinary resolution a stock option plan as described in the Information Circular;

5.

to ratify, confirm and approve all acts, deeds and things done by the proceedings of the directors of the Company on its behalf since the last Annual General Meeting;

6.

to appoint DeVisser Gr~~e~~ay, Chartered Accountants, as auditor for the Company and to authorize the Directors to fix their remuneration; and

7.

to transact such other business as may properly be brought before the Meeting and any and all   adjournments thereof.

The accompanying Information Circular provides additional information relating the matters to be dealt with at the Meeting and is deemed to form part of the notice. A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy accompanying this Notice.

DATED at Vancouver, British Columbia, this 20th day of January, 2009.

ON BEHALF OF THE BOARD

“Dale McClanaghan”

Dale McClanaghan,

President and CEO